SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35912; 812-15788

WisdomTree Digital Trust, WisdomTree Securities, Inc., WisdomTree Digital Management, Inc., and WisdomTree Transfers, Inc.; Notice of Application

January 26, 2026

<u>Agency</u>: Securities and Exchange Commission (the "Commission").

<u>Action</u>: Notice.

Notice of an application under: (i) section 6(c) of the Investment Company Act of 1940 (the "Investment Company Act") for an exemption from section 22(d) and rule 22c-1 under the Investment Company Act; and (ii) section 17(d) of the Investment Company Act and rule 17d-1 under the Investment Company Act for an order permitting certain joint arrangements.

<u>Summary of Application</u>: Applicants request an order that would permit a broker-dealer to purchase and sell to individual and institutional investors, on a principal basis, shares of a government money market fund subject to rule 2a-7 under the Investment Company Act (a "MMF") that seeks to maintain a stable net asset value ("NAV") per share at a price of $1.00 per share, plus or minus dealer compensation. Applicants also request an order pursuant to section 17(d) of the Investment Company Act and rule 17d-1 under the Investment Company Act authorizing affiliated dealers to enter into an arrangement with an MMF to trade the MMF's shares as described above.

<u>Applicants</u>: WisdomTree Digital Trust (the "Applicant Trust"), WisdomTree Securities Inc. (the "Affiliated Dealer"), WisdomTree Digital Management, Inc. (the "Adviser"), and WisdomTree Transfers, Inc. (the "Affiliated Transfer Agent" and, collectively with the Trust, the Affiliated Dealer, and the Adviser, "Applicants").

<u>Filing Dates</u>: The application was filed on May 8, 2025 and amended on January 16, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 20, 2026, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Ryan M. Louvar, WisdomTree Digital Trust and WisdomTree Securities Inc., 250 West 34th Street, 3rd Floor New York, New York 10119; Todd P. Zerega, Morgan, Lewis & Bockius LLP, todd.zerega@morganlewis.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, Thomas Ahmadifar, Branch Chief, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated January 16, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Office of Investor Education and Advocacy at (202) 551-8090.

<u>Applicants' Representations</u>:

Applicants

1.   The Trust is organized as a Delaware statutory trust and registered under the

Investment Company Act as an open-end management investment company. The Trust offers

shares of multiple series, each with its own distinct investment objectives, policies, and

restrictions.

2.   WisdomTree Government Money Market Digital Fund (the "Applicant Fund"), a

series of the Trust, is a MMF with an investment objective to seek to provide investors with a

high level of current income consistent with preservation of capital and liquidity and the

maintenance of a stable NAV. The NAV of the Applicant Fund's shares is calculated each day

the New York Stock Exchange (the "NYSE") is open for trading at the close of regular trading

on such exchange, generally 4:00 p.m. (Eastern Time), except when certain holidays are

observed. The Applicant Fund uses the amortized cost method to value its portfolio securities

and seeks to maintain a stable NAV of $1.00 per share. The amortized cost method involves

valuing a security at its cost and amortizing any discount or premium over the period until

maturity, regardless of the impact of fluctuating interest rates or the market value of the security.

In addition, as required under rule 2a-7, the Applicant Fund calculates a market-based (or so-

called "shadow") NAV per share on each day the NYSE is open for trading for purposes of

confirming that its NAV continues to approximate fair value. Neither the Applicant Fund nor

any other Covered Funds (defined below) will charge a sales load or rule 12b-1 fee on any of their shares that will be available for investors to purchase from or sell to a Covered Dealer (defined below).

3.   The Affiliated Dealer is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").[1] The Affiliated Dealer is an affiliated person of the Applicant Fund under the Investment Company Act.

4.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as the investment adviser to the Applicant Fund.[2]

5.   The Affiliated Transfer Agent is a transfer agent registered with the Commission and serves as the Applicant Fund's transfer agent.

6.   Applicants request an order exempting them from section 22(d) of the Investment Company Act and rule 22c-1 under the Investment Company Act to permit the Affiliated Dealer and any other entity registered as a broker-dealer with the Commission that has entered into a dealer agreement with a Covered Fund (defined below) or the Covered Fund's distributor (each, a "Covered Dealer") to purchase and sell shares of a Covered Fund on a principal basis from and to individual and institutional investors at a price of $1.00 per share (plus or minus dealer compensation), rather than at the Covered Fund's next-calculated net asset value ("NAV") per

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[1]   Applicants request that the following entities that would comply with any representations and conditions in the application that apply to the Affiliated Dealer be permitted to rely on the relief in the future: any entity registered as a broker-dealer with the Commission that has entered into a dealer agreement with the Trust or the Trust's distributor that is an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Adviser or any affiliated person of such a person.

[2]   Applicants request that any of the following entities that is a registered investment adviser with the Commission be permitted to rely on the relief in the future that would comply with any representations and conditions in the application that apply to the Adviser: (i) the Adviser's successors, and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

share (the "Pricing Relief"). The Pricing Relief would not apply to transactions directly or indirectly between a Covered Dealer and a Covered Fund. Applicants also request an order pursuant to section 17(d) of the Investment Company Act and rule 17d-1 thereunder authorizing the Affiliated Dealer to enter into an arrangement with a Covered Fund to trade a Covered Fund's Shares in reliance on the Pricing Relief (the "Rule 17d-1 Relief" and, collectively with the Pricing Relief, the "Relief").

7.   The Applicants request that the Relief apply with respect to any series of the Applicant Trust or any other registered open-end management investment company or series thereof (i) that is a government MMF and seeks to maintain a stable NAV of $1.00 per share by using the amortized cost or penny rounding method of valuation and (ii) for which the Adviser (or the Adviser's successors or any entity controlling, controlled by, or under common control with the Adviser or its successors)[3] serves as investment adviser (referred to collectively herein as "Covered Funds"). Any entity relying on this Relief will do so in compliance with the terms and conditions of the Application. Applicants represent that each entity presently intending to rely on the requested Relief is listed as an Applicant.

Applicants' Proposal

8.   Shares of the Applicant Fund are available for purchase by individual and institutional investors. Individual investors may invest in the Applicant Fund by setting up an account through WisdomTree Prime (the "App"), a mobile application made available through certain app stores such as the Apple App Store and Google Play. Institutional investors may invest in the Applicant Fund through WisdomTree Connect (the "Portal"). The Portal may be

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[3]   See footnote 2, above.

accessed by institutional investors through a web-based portal or an application programming interface.

9.   A Covered Fund is expected to use blockchain technology to maintain a record of its shares and permit peer-to-peer transfers of its shares between permissioned investors, which is described in its prospectus.[4] Investors that have been registered with the Affiliated Transfer Agent can elect, in their sole discretion, to submit purchase and sale or redemption orders to either a Covered Dealer[5] (in the case of purchases or sales) or a Covered Fund (in the case of purchases and redemptions). If such an order is submitted to a Covered Dealer, and the Covered Dealer accepts the order, the Covered Dealer will sell out of its own inventory of shares, with respect to a purchase request, or buy, with respect to a sale request, shares of a Covered Fund to or from the requesting investor on a principal basis.

10.   As discussed in the Application, a Covered Dealer will have sole discretion as whether to accept a request for a purchase or sale order from an investor, but will use such discretion equally and in a non-discriminatory manner to all investors. If a Covered Dealer rejects a request for a purchase or sale of shares of a Covered Fund, it will promptly inform the investor and provide appropriate instructions for the investor on how to correct and resubmit the request or instruct them to place an order directly with a Covered Fund. Additionally, if the deviation of the market-based (or shadow) NAV is 0.25% or greater from a Covered Fund's amortized cost NAV of $1.00 per share, either: (i) the option to transact with such Covered

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[4]   Applicants are not seeking exemptive relief with respect to whether or how blockchain technology is used by a Fund to maintain a record of its shareholders.

[5]   It is anticipated that Covered Dealers (in addition to the Affiliated Dealer) may utilize the relief granted pursuant to the order requested hereunder to transact in shares of a Covered Fund. The participation of multiple Covered Dealers could provide benefits to investors such as the broadening of a Covered Fund's investor base and distribution channels, and increased liquidity options for investors. Prior to the addition of any Covered Dealer, the Covered Fund's registration statement would be supplemented to account for the Covered Fund being available for transactions on multiple platforms.

Dealer would be temporarily suspended, effective upon a Covered Fund's filing of Form N-CR with respect to such deviation, until the deviation has been remedied, and investors would be required to transact directly with a Covered Fund; or (ii) the Covered Dealer would process any transactions at a Covered Fund's next calculated NAV in accordance with section 22(d) of and rule 22c-1 under the Investment Company Act.[6] If a Covered Dealer were to temporarily suspend trades with investors for any reason, an announcement would be made in a manner that seeks to ensure that all investors, whether institutional or retail, contemporaneously have access to such information.

11.   All transactions in a Covered Fund's shares between an investor and a Covered Dealer will be priced at $1.00, but a Covered Dealer may receive dealer compensation as agreed upon by the Covered Dealer and investor. Applicants represent that such dealer compensation will be fair and reasonable and will be fully disclosed to the investor prior to the transaction with the Covered Dealer. Any transaction-based compensation will be itemized and included in the applicable transaction confirmations along with any information that may be required in such confirmations pursuant to Rule 10b-10 under the Exchange Act. No Covered Fund will be involved in determining which situations such transaction-based compensation will be required or what the level will be and will not receive any part of it.

12.   Applicants anticipate that the ability of investors to purchase or sell shares of a Covered Fund with a Covered Dealer will provide meaningful benefits, including faster settlement, continuous access to liquidity, and greater operational flexibility. Specifically:

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[6]   For the avoidance of doubt, as is the case with other representations or conditions that apply to Dealers, the representation regarding suspension of trading in a Covered Fund's shares in reliance on the Relief applies to both Affiliated Dealers and Additional Dealers.

- **Faster Transaction Settlement**: Upon receipt of consideration from the investor, it is anticipated that a Covered Dealer will generally be able to deliver the corresponding Covered Fund shares to the investor within minutes.

- **No Conversion Delay**: A Covered Dealer may offer a conversion service to exchange an investor's stablecoins to U.S. dollars, which are in turn invested in a Covered Fund. Where the investor provides consideration to the Covered Dealer in stablecoins using a conversion service offered by such Covered Dealer, it is anticipated that such Covered Dealer will not need to wait to convert the stablecoins to U.S. dollars before settling the transaction with the investor. Instead, the Covered Dealer will proceed with share delivery as soon as feasible after confirming receipt of the stablecoins (*i.e.*, within approximately one minute). The stablecoin to U.S. dollar conversion will be handled separately by the Covered Dealer as part of the maintenance of its own balance sheet and, therefore, will not delay investor settlement. This contrasts with the current process involving direct purchases and redemptions with a Covered Fund, where the investor engages with either a third party or an affiliate of the Adviser for stablecoin to U.S. dollar conversions, which, depending on the stablecoin, could take significantly longer (*i.e.*, hours) to complete.

- **24/7 Availability**: Investors may benefit from the ability to transact at any time, including outside of traditional market hours. This is particularly advantageous for institutional investors or those managing liquidity across global time zones.

- **Access to Regulated Liquidity**: Investors can receive near immediate exposure to a registered money market fund with operational workflows that offer enhanced convenience compared to traditional mutual fund platforms, which generally

involve end-of-day NAV timing and can involve multi-day settlement.

13.   Applicants maintain that these features support a more flexible, investor-friendly

experience, particularly when compared to traditional mutual fund channels that may involve

end-of-day NAV pricing, delayed confirmations, and/or longer operational settlement windows.

14.   Within the Portal or App, an investor will have the ability to elect to transact with

a Covered Dealer or directly with a Covered Fund. Applicants will take such steps as may be

necessary to clarify for investors that shares being purchased or sold in connection with a

Covered Dealer's principal transaction service are being purchased or sold from a Covered

Dealer and are not being purchased or redeemed from a Covered Fund.[7] Disclosure in a Covered

Fund's prospectus and through App display features will be provided to inform investors prior to

submitting an order to a Covered Dealer: (i) of their right to purchase and redeem shares from a

Covered Fund directly without paying dealer compensation; (ii) that they may pay dealer

compensation when they purchase and sell shares with the Covered Dealer; (iii) that the Covered

Dealer reserves the right to reject purchases or sales of shares in its sole discretion; and (iv) that

depending on when dividends are declared and paid by a Covered Fund, an investor may not

receive a dividend payment on the date it purchases shares from or sells shares to the Covered

Dealer and the dividend will be paid to the Covered Dealer or a former shareholder that sold its

shares to the Covered Dealer. Prior to when an investor indicates an intent to enter into a

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[7]   It is expected that Covered Dealers other than the Affiliated Dealer would have their own respective
platforms with their own customer base and that such platforms would contain similar disclosure and display
features as contemplated herein to inform investors that the investors have the ability to elect to transact with the
Covered Dealer or directly with the Fund prior to entering into an order with the Covered Dealer. The Affiliated
Dealer will provide disclosure on the App and Portal that other Covered Dealers may provide transaction services at
a lower cost or dealer compensation than the Affiliated Dealer. It is possible that the App or Portal could evolve to
offer trading with Covered Dealers and, in such a case, the App or Portal would contain additional disclosure and
display features to inform investors of their option to transact directly with a Covered Fund, with the Affiliated
Dealer or with the Covered Dealer and the costs and fees associated with each option.

transaction, the dealer compensation will be fully disclosed to the investor and will be itemized on the transaction confirmation.

Applicants' Legal Analysis:

Section 22(d) of the Investment Company Act and Rule 22c-1 under the Investment Company Act

15.   Section 22(d) of the Investment Company Act and rule 22c-1 thereunder generally require a mutual fund, including a government MMF, to sell its securities at the price based on the current NAV of such security next computed after receipt of a purchase request. Section 22(d) of the Investment Company Act generally requires dealers to sell shares of a mutual fund at the current public offering price described in the prospectus. Similarly, under rule 22c-1, redemption or repurchase requests to a fund or a dealer, respectively, must be effected at the current NAV next computed after an order to redeem or repurchase is received. Rule 2a-7 allows stable NAV MMFs to calculate their NAV for purposes of distribution using the amortized cost or penny-rounding method of valuation.[8]

16.   Transactions in the shares between a Covered Dealer and investors will be effected at a fixed price of $1.00 per share. While a Covered Fund's next calculated NAV is anticipated to also always be $1.00, the relief accounts for the scenario where a Fund would "break the buck" so that a Covered Fund's next-calculated NAV would not be $1.00.

17.   Section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended: (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers, and (iii) to ensure an orderly distribution system of shares by contract dealers by

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[8]   Rule 2a-7(c)(1)(i).

eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.[9]

18.   Applicants believe that none of these purposes will be undermined or circumvented by permitting a Covered Dealer to transact in the shares of Covered Funds on a continuous basis at a price of $1.00 per share (plus or minus dealer compensation) with investors. The first two purposes —preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers— would not seem to be relevant issues for trading by a Covered Dealer in shares of a Covered Fund. For the first purpose, transactions between a Covered Dealer and investors in the shares do not involve a Covered Fund as a party and cannot result in dilution of an existing investor's interest in a Covered Fund. A Covered Dealer would only be permitted to purchase or redeem shares directly with a Covered Fund at the next calculated NAV in accordance with section 22(d) and rule 22c-1. For the second purpose, all investors will be able to transact in shares at a price of $1.00 per share regardless of how they invest. Additionally, anyone may sell shares of a Covered Fund and anyone may acquire such shares either by transacting with a Covered Dealer or by transacting directly with a Covered Fund. For the third purpose, the Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire shares either by selling or purchasing via from a Covered Dealer or by transacting directly with a Covered Fund. The Applicants acknowledge that an investor executing trades through a Covered Dealer would not know at the time of such sale or purchase whether the price paid would be higher or lower than the actual NAV next

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[9]   *See* Protecting Investors: A Half Century of Investment Company Regulation (SEC Division of Investment Management, May 1992) at 299-303.

calculated by a Covered Fund. However, historically money market funds have infrequently fallen below a NAV of $1.00 per share and government money market funds specifically are required to invest at least 99.5% of their total assets in investments that are backed by the full faith and credit of the U.S. government. There have been no recorded incidents of a government MMF falling below a NAV of $1.00 per share but should such instance occur certain corrective measures could be taken.

19.   A Covered Dealer will be able to reject a purchase or sale request in the circumstances described above and, in certain circumstances described in the Application, an investor will be given the opportunity to update or correct and resubmit their purchase or sale request. Therefore, the Applicants believe that since the Covered Dealer is being transparent with the circumstances in which a request may be rejected and, in certain cases, giving the investor the opportunity to resubmit the request, a rejection is unlikely to cause a surge of redemptions from a Covered Fund.

20.   While a Covered Dealer may receive dealer compensation as agreed upon by the Covered Dealer and investor when transacting with investors in shares of a Covered Fund at a price of $1.00 per share, as noted above, Applicants represent that such dealer compensation will be: (i) fair and reasonable; (ii) fully disclosed to the investor prior to the transaction with the Covered Dealer; and (iii) itemized and included in the applicable transaction confirmations along with any information that may be required in such confirmations pursuant to Rule 10b-10 under the Exchange Act. Investors always remain eligible to avoid paying dealer compensation charges by submitting purchase and sale orders directly to a Covered Fund.

21.   On the basis of the foregoing, Applicants believe: (i) that the concerns intended to be addressed by section 22(d) and rule 22c-1 are adequately addressed, and (ii) that the relief

requested is appropriate, in the public interest, and consistent with the protection of investors and the purposes of section 1 of the Investment Company Act. Based on the facts set forth in the application, the Applicants respectfully request that the Commission enter an order under section 6(c) of the Investment Company Act exempting Applicants from the provisions of section 22(d) and rule 22c-1 to the extent necessary to permit the trading of shares of a Covered Fund on a continuous basis by the Covered Dealer with investors at a fixed price of $1.00 per share (plus or minus dealer compensation), rather than at the next calculated NAV of a Covered Fund.

Section 17(d) of the Investment Company Act and Rule 17d-1 under the Investment Company Act

22.   Section 17(d) states in part, that: "[i]t shall be unlawful for any affiliated person of or principal underwriter for a registered investment company … acting as principal to effect any transaction in which such registered company… is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe." Rule 17d-1 provides in part, that: "[n]o affiliated person of or principal underwriter for any registered investment company … and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company… is a participant … unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order" of the Commission. When reviewing such applications, rule 17d-1(b) provides that the Commission is required to consider "whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and

purposes of the Investment Company Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants."

23.   The Applicants believe that none of these purposes will be undermined or circumvented by permitting the Affiliated Dealer to transact in Shares of a Covered Fund held or to be held within its own inventory with investors at a price other than NAV. First, the Affiliated Dealer will transact with a Covered Fund on the same basis as any other investor. Second, there are several safeguards designed to ensure that the Affiliated Dealer is not able to act upon any material non-public information ("MNPI") with respect to a Covered Fund, such as information about a Covered Fund's NAV or valuation decisions, prior to publication of such information to all other investors. Such safeguards include policies and procedures of a Covered Fund and the Adviser designed to ensure that MNPI with respect to a Covered Fund is not disclosed to the Affiliated Dealer unless it is necessary for the conduct of its business. Similarly, the Affiliated Dealer will maintain policies and procedures that seek to prevent the Affiliated Dealer from obtaining and acting upon MNPI of a Covered Fund (unless as necessary for the conduct of its business). The policies and procedures will also prevent the sharing or overlap of common senior officers of a Covered Fund and Adviser with senior officers of the Affiliated Dealer. Additionally, the Trust and the Adviser have each adopted a Code of Ethics pursuant to rule 17j-1 under the Investment Company Act and rule 204A-1 under the Investment Advisers Act of 1940, respectively. Each Code of Ethics is designed, in part, to ensure that officers or employees of the Trust and Adviser keep confidential and do not misuse MNPI obtained by such persons in their capacity as an employee or officer. Each Code of Ethics will supplement and reinforce the Trust's and Adviser's policies and procedures that seek to ensure that the Affiliated Dealer is not able to act upon any MNPI with respect to a Covered Fund. If the Affiliated Dealer does receive

MNPI about a Covered Fund because it is necessary to conduct the Affiliated Dealer's business, then such information will be subject to a confidentiality agreement, which will restrict the Affiliated Dealer from using or acting upon the MNPI, except as necessary to comply with the representations or conditions of the Application, until it is disclosed to all investors of a Covered Fund. Lastly, investors will need to affirmatively elect to use the Affiliated Dealer's principal transaction service, and investors will continue to be able to purchase and redeem Shares directly from a Covered Fund.

24.   On the basis of the foregoing, Applicants believe that the protections intended to be afforded by section 17(d) and rule 17d-1 are adequately addressed. Accordingly, Applicants hereby request that an order be granted under section 17(d) and rule 17d-1 to permit the arrangement described herein with respect to a Covered Fund's engagement of the Affiliated Dealer.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The Relief will only apply with respect to a Covered Fund that is organized as a government money market fund subject to the provisions and restrictions of rule 2a-7 under the Investment Company Act and whose shares are not listed on a national securities exchange. In relying on the Relief, Applicants will not establish, operate or otherwise make available any facility that would create a secondary market for shares of a Covered Fund other than what is contemplated in the Application.

2.   A Covered Fund will not impose a sales charge or any rule 12b-1 fees.

3. Any investor has the option and remains eligible to purchase or redeem shares directly from a Covered Fund.

4. Shares of a Covered Fund purchased or sold in reliance on the Relief will only be purchased from or sold to an investor by a Covered Dealer at a price of $1.00 per share (plus or minus any dealer compensation). Shares of a Covered Fund will only be purchased from or submitted for redemption to a Covered Fund by a Covered Dealer in cash (U.S. dollars) at a Covered Fund's NAV per share next calculated after a Covered Fund's receipt of a Covered Dealer's order for purchase or redemption.

5. A Covered Dealer will not advertise or market that shares being purchased or sold in connection with the principal transaction service as being purchased or sold directly from a Covered Fund. A Covered Dealer will provide appropriate disclosure to inform investors (i) that they are purchasing from or selling their shares to a Covered Dealer, and (ii) of the investors' right to purchase and redeem shares from a Covered Fund directly.

6. A Covered Fund will calculate a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value. If a Covered Fund's market-based NAV per share deviates from the Covered Fund's amortized-cost NAV per share by 0.25% or greater, the option to transact with a Covered Dealer would be either: (i) temporarily suspended, effective upon the Covered Fund's filing of Form N-CR with respect to such deviation, until the deviation has been remedied, and investors would be required to transact directly with the Covered Fund; or (ii) a

Covered Dealer would process any transactions at the Covered Fund's next

calculated NAV in accordance with section 22(d) of and rule 22c-1 under the

Investment Company Act.

By the Commission,

Sherry R. Haywood,

Assistant Secretary.